REVELATION BIOSCIENCES, INC.

4660 La Jolla Village Drive, Suite 100

San Diego, CA 92122

May 20, 2025

VIA EDGAR AND E-MAIL

Mr. Allan Campbell

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	Revelation Biosciences Inc. Registration Statement on Form S-1;
Commission File No. 333-287423

Dear Mr.Campbell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Revelation Biosciences Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-287423) be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m. Eastern Time on Thursday, May 22, 2025, or as soon thereafter is practicable.

The Company hereby authorizes Joseph P. Galda of J.P. Galda & Co. to orally modify or withdraw this request for acceleration. Please contact Mr. Galda at (215) 815-1534 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

REVELATION BIOSCIENCES, INC.

By:	/s/ Chester S. Zygmont, III
Chester S. Zygmont, III, CFO